Exhibit 99.1

Consolidated financial statements of

Western Wind Energy Corp.

March 31, 2008
(Unaudited)

Western Wind Energy Corp.
March 31, 2008

Western Wind Energy Corp.
Consolidated balance sheet
as at March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

	March 31,	December 31,
	2008	2007
	$	$
Assets
Current assets
Cash	159,835	449,493
Accounts receivable	680,614	338,180
Taxes refundable	430,352	461,786
Prepaid expenses	337,101	261,436
	1,607,902	1,510,895

Restricted cash	1,247,019	1,171,376
Capital assets (Note 3)	19,586,917	19,316,971
Goodwill and other intangible assets (Note 4)	4,116,446	3,993,353
	26,558,284	25,992,595

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	1,186,129	1,020,644
Discontinued	455,626	457,925
Accrued interest liabilities (Note 5)	2,610,397	2,229,986
Loans payable, current portion (Note 5)	14,234,585	13,679,465
	18,486,737	17,388,020

Loans payable (Note 5)	893,583	692,217
Asset retirement obligation	975,835	926,362
Future income tax liability	4,195,751	4,217,071
	24,551,906	23,223,670

Shareholders' equity
Share capital (Note 7)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
29,387,188 (December 31, 2007 - 28,827,039)	27,090,955	26,255,942
Contributed surplus	4,336,246	4,128,400
Share purchase warrants (Note 8)	952,493	1,030,482
Accumulated other comprehensive loss	(1,491,829)	(1,905,932)
Accumulated deficit	(28,881,487)	(26,739,967)
	2,006,378	2,768,925
	26,558,284	25,992,595

Commitments (Note 11)
Contingencies (Notes 1 and 12)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Consolidated statement of operations
three months ended March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended
	March 31,	April 30,
	2008	2007
	$	$

Revenue
Energy sales	877,464	1,672,618

Expenses
Amortization	569,395	613,292
Plant operating expenses	395,682	695,461
Interest and accretion on long-term debt (Note 9)	354,821	486,229
Stock-based compensation (Note 7)	342,090	58,840
Consulting and directors' fees (Note 9)	297,656	227,806
Professional fees	214,888	482,913
Travel and automotive	185,735	83,439
Advertising and promotion	83,503	18,105
Management fees (Note 9)	67,500	45,000
Bonuses (Note 9)	45,000	83,920
Office and secretarial (Note 9)	40,340	34,649
Asset retirement obligation accretion	16,225	18,768
Project costs	12,286	75,945
Regulatory fees	10,484	13,526
Foreign exchange loss (gain)	560,652	(900,502)
	3,196,257	2,037,391

Loss before the following	(2,318,793)	(364,773)
Interest income	10,672	30,910

Loss from continuing operations before income taxes	(2,308,121)	(333,863)
Income tax recovery (Note 6)	(166,601)	(192,994)

Loss from continuing operations after tax	(2,141,520)	(140,869)
Loss from discontinued operations	-	(101,026)
Net loss	(2,141,520)	(241,895)

Loss per share as reported - basic and diluted
Continuing operations	(0.07)	(0.01)
Discontinued operations	-	(0.00)
Net loss	(0.07)	(0.01)

Weighted average number of common shares outstanding - basic and diluted (Note 8)	29,207,335	25,017,256

See accompanying notes to the interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Consolidated statement of cash flows
three months ended March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended
	March 31,	April 30,
	2008	2007
	$	$

Operating activities
Net loss for the period from continuing operations after tax	(2,141,520)	(140,870)
Items not involving cash
Amortization	569,395	613,292
Asset retirement obligation accretion	16,225	18,768
Bonuses paid in shares and to repay investment deposit	-	83,920
Accretion on long-term debt	13,720	25,394
Stock-based compensation expense	342,090	58,840
Future income taxes recoverable	(167,405)	(192,994)
Unrealized foreign exchange loss (gain)	560,546	(922,613)
	(806,949)	(456,263)
Change in non-cash working capital
Accounts receivable	(326,600)	(602,083)
Taxes refundable	34,892	(9,829)
Prepaid expenses and deposits	(66,432)	116,021
Accounts payable and accrued liabilities	135,782	5,989
Accrued interest liabilities	296,062	-
	(733,245)	(946,165)

Investing activities
Purchase of capital assets	(388,932)	3,276
Purchase of Mesa Wind Farm	-	363,973
Restricted cash	(18,237)	-
	(407,169)	367,249

Financing activities
Shares and warrants issued for cash	622,780	911,375
Loans payable and conversion rights	227,976	(261,915)
	850,756	649,460

Net cash (outflow) inflow	(289,658)	70,544
Cash position, beginning of period	449,493	42,506
Cash position, end of period	159,835	113,050

Supplemental cash flow information
Interest paid in cash	28,575	39,734
Interest income	10,672	111,006

Non-cash financing activities (statement of shareholders' equity)

See accompanying notes to the interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Consolidated statement of shareholders' equity and comprehensive loss as at March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	(2,584,577)	-	(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss								(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of $51,000	732,000	382,971	-	774,000	237,729	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	82,898
Share subscriptions received	-	-	109,500	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	(2,141,520)	-	(2,141,520)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	414,103	414,103
Comprehensive loss								(1,727,417)
Cash transactions
Share subscriptions received	-	-	228,932	-	-	-	-	228,932
Exercise of options at $1.05 per share	5,000	5,250	-	-	-	-	-	5,250
Exercise of options at $1.23 per share	100,000	123,000	-	-	-	-	-	123,000
Exercise of warrants at $1.05 per share	225,500	306,036	-	(225,500)	(69,261)	-	-	236,775
Exercise of warrants at $1.75 per share	16,470	37,551	-	(16,470)	(8,728)	-	-	28,823
	346,970	471,837	228,932	(241,970)	(77,989)	-	-	622,780
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-
Expiry of warrants	-	-	-	(5,333,333)	-	-	-	-
Transfer from contributed surplus on exercise of options	-	88,176	(88,176)	-	-	-	-	-
Stock-based compensation	-	-	297,656	-	-	-	-	297,656
Balance at March 31, 2008	29,387,188	27,090,954	4,291,812	2,528,308	952,493	(28,881,487)	(1,491,829)	1,961,944

See accompanying notes to the interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets , liabilities and operations of the Company and its wholly owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual financial statements of the Company for the eleven months ended December 31, 2007. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted in Note 2.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

The Company has a US$13,400,000 outstanding loan with Pacific Hydro (see Note 16) and has agreed to transfer all its rights and interest in Mesa Wind to Pacific Hydro in full and complete satisfaction of the loan and accrued interest if the loan amount and interest are not repaid by June 24, 2008.

At March 31, 2008, the Company had a working capital deficiency of $16,878,835 and shareholders’ equity of $2,006,378. For the three months ended March 31, 2008, the Company had a net loss of $2,141,520 and other comprehensive income of $414,103. Shareholders’ equity as at March 31, 2008 reflected in part an accumulated deficit of $28,881,487 and accumulated other comprehensive losses of $1,491,829 since the commencement of operations.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to repay the loan of US$13,400,000 from Pacific Hydro (Note 5 (c)) by the repayment date, complete the development and construction of the wind generated electrical projects, and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to refinance through debt, sell an interest in one of its development projects and/or raise equity financing as required.

In January 2008, the Company changed its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, the Company has reported its quarterly consolidated financial statements for the three month period ended March 31, 2008 with comparatives for the three months ended April 30, 2007.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

2.	Changes in accounting policies

	(a)	Current

During the quarter, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).

(i) Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 16.

(ii) Financial instruments disclosures and presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 14.

	(b)	Future

New accounting pronouncements

(i)

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted. We are currently evaluating the impact these sections will have on our results of operations and financial position.

(ii)

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	Capital assets

			March 31, 2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Construction in progress	628,925	-	628,925
Property and equipment	22,809,089	(3,851,097)	18,957,992
	23,438,014	(3,851,097)	19,586,917

		December 31, 2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Construction in progress	513,254	-	513,254
Property and equipment deposits	153,157	-	153,157
Property and equipment	21,833,768	(3,183,208)	18,650,560
	22,500,179	(3,183,208)	19,316,971

The unrealized foreign exchange translation increase in capital costs for the three months ended March 31, 2008 was $432,984.

4.	Goodwill and other intangible assets

			March 31,	December 31,
			2008	2007
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Goodwill	3,792,915	-	3,792,915	3,662,851
Land right-of-way	378,602	(97,077)	281,525	285,933
Power purchase contracts	65,418	(23,412)	42,006	44,569
	4,236,935	(120,489)	4,116,446	3,993,353

The foreign exchange translation increase in goodwill and other intangible assets for the three months ended March 31, 2008 was $140,445.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Loans payable

	March 31,	December 31,
	2008	2007
	$	$

Windridge acquisition loan (a)	292,553	258,888
Windstar mortgages (b)	375,053	373,751
Mesa Wind acquisition loan (c)	13,755,100	13,283,420
Kingman acquisition loans (d)	423,431	408,911
Other	282,031	46,712
	15,128,168	14,371,682
Less: Current portion	14,234,585	13,679,465
	893,583	692,217

(a)	Windridge acquisition loan

The Windridge acquisition loan is secured by a first charge on the Windridge land of US$275,000 with interest payable annually at the rate of 8% and principal due on May 10, 2008. The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share. The note is redeemable by the Company upon 30 days’ notice.

(b)	Windstar mortgages

The Company’s Windstar mortgage balances at March 31, 2008 of US$365,371 (US$377,031 as at December 31, 2007) are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years. The mortgages are secured by first charges on the land.

(c)	Mesa Wind acquisition loan

The loan from Pacific Hydro Limited, a 20% shareholder in the Company as at March 31, 2008, bears interest at LIBOR plus 6% and is secured by the common shares of Mesa Wind. The amounts recorded reflect the original loan amount of US$13,400,000 and accrued interest of $2,610,397. If the Mesa acquisition loan is repaid by June 24, 2008, interest charged by Pacific Hydro will be reduced to LIBOR plus 2.25% from January 1, 2007 to the date of repayment and the loan amount will be reduced by US$3,000,000.

(d)	Kingman acquisition loans

The Kingman loan of US$412,500 (December 31, 2007 - US$412,500) bears interest at 12% payable monthly, is due on October 1, 2009 and is secured by a second charge on the property. The lender also received 119,000 bonus shares on October 11, 2007 at a fair value of $0.75 per share for a total cost of $89,250.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Loans payable (continued)

Principal payments due in the next five calendar years and thereafter are as follows:

$

2008	14,234,585
2009	613,621
2010	75,962
2011	81,210
2012	86,809
Thereafter	35,981
15,128,168

6.	Income taxes

	Three months ended
	March 31,	April 30,
	2008	2007
	$	$
Income taxes
Current	804	-
Future	(167,405)	(192,944)
	(166,601)	(192,944)

The Company’s effective rate for income taxes is considerably lower than actual statutory rates because the benefits from losses carried forward for tax purposes will not be recognized.

7.	Share capital

(a)

750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the TSX Venture Exchange. The escrow shares may be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

(b)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 5,659,240 common shares representing 20% of the issued and outstanding shares as at October 25, 2007.

Each option entitles the holder to acquire one common share at its exercise price and is being vested between 12 and 24 months from the date of grant and expires five years from the date of grant.

During the three months ended March 31, 2008, as a result of termination, exercise rights for the balance of a consultant’s stock options (75,000 options at $1.54 per share) were cancelled.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

7.	Share capital (continued)

	(b)	(continued)

The Company recorded $342,090 of stock-based compensation expense during the three months ended March 31, 2008 ($58,840 for the three months ended April 30, 2007).

A summary of stock option information as at March 31, 2008 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Expired/forfeited	(420,000)	1.27
Options outstanding at December 31, 2007	4,275,000	1.45
Granted	-	-
Exercised	(105,000)	1.22
Expired/forfeited	(75,000)	1.54
Options outstanding at March 31, 2008	4,095,000	1.49

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.00 - 1.60	3,445,000	1.39	2.52	2,257,500	1.31
1.61 - 2.50	650,000	2.01	0.29	650,000	2.01
	4,095,000	1.49	2.06	2,907,500	1.46

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

7.	Share capital (continued)

(c)

The fair-value of the Company’s stock-based awards granted to employees, non- employee directors and consultants for the three months ended March 31, 2008 and April 30, 2007 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Three months ended
	March 31,		April 30,
	2008	*	2007

Expected life (in years)	-		5
Risk-free interest rate	-		4%
Expected volatility	-		74%
Dividend yield	-		0%
Fair value per stock option	-		$0.74

* None granted

8.	Warrants

Share purchase warrants outstanding as at March 31, 2008:

Number of	Exercise
warrants	price	Expiry date
	$

117,416	1.30	November 28, 2008
441,133	2.20	December 5, 2008
20,000	1.30	December 31, 2008
577,329	1.05	February 23, 2009	(i)
165,000	1.20	October 11, 2009
1,197,430	1.75	October 19, 2009	(ii)
10,000	1.75	November 9, 2009
2,528,308

(i)	250,807 exercised subsequent to March 31, 2008
(ii)	5,000 exercised subsequent to March 31, 2008

Each warrant entitles the holder to acquire one common share of the Company.

As the Company incurred losses for the three months ended March 31, 2008 and April 30, 2007, the stock options and share purchase warrants, as disclosed in Note 10 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

9.	Related party transactions

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Three months ended
	March 31,	April 30,
	2008	2007
	$	$

Consulting and directors' fees	208,087	248,555
Bonuses	45,000	83,920
Management fees	67,500	45,000
Office and secretarial	21,000	19,500
Interest	311,685	428,227
	653,272	825,202

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

10.	Settlement agreement with Pacific Hydro

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties. Pursuant to the settlement agreement and a subsequent amendment:

(a)

the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by June 24, 2008 (the “Repayment Date”). If the Mesa Loan is repaid, the common shares of Mesa Wind will be returned to the Company and if the Mesa Loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa Loan;

(b)

if the Mesa loan is repaid by Repayment Date, there will be a reduction of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan is repaid and a the reduction of the loan principal by US$3,000,000;

(c)

if the Mesa Loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the settlement agreement;

(d)

International Financial Reporting Standards the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required by the settlement agreement and Pacific Hydro must exercise its existing security to foreclose, the Company is required to pay Pacific Hydro’s legal fees related to the foreclosure; and

(e)

if the Mesa Wind acquisition loan is not repaid by the Repayment Date, Pacific Hydro has the right to continue the litigation with respect to the alliance agreement and the alleged redemption rights as described in Note 12 (b).

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

11.	Commitments

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$
Right of way agreements	510,984	99,540	176,010	156,956	78,478
Office lease	363,582	72,132	147,240	144,210	-
Management contract	134,667	134,667	-	-	-
	1,009,233	306,339	323,250	301,166	78,478

12.	Contingencies

(a)

The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

	(b)	Pacific Hydro litigation

(i)

Pursuant to a settlement agreement with Pacific Hydro (Note 16) all of the legal actions described in Notes 12 (b)(ii) and 12 (b)(iii) were terminated but the parties may recommence the litigation proceedings to enforce their rights if the Mesa Wind acquisition loan is not repaid by the Repayment Date. Furthermore Pacific Hydro will have the right to foreclose on the shares of Mesa Wind that have been placed in escrow.

(ii)

On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a statement of defense and counterclaim. The statement of defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan of US$13,400,000 to Pacific Hydro so that the maturity date of the loan was extended to December 31, 2006. The counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

(iii)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation. The Company is claiming that the alliance agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement. The Company has filed its statement of defence and counterclaim with respect to this action. Since the agreement has not been specifically approved by the shareholders, management believes that a special general meeting of the shareholders is required to approve any agreement with Pacific Hydro.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

13.	Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

14.	Financial instruments

(a) Categories of financial assets and liabilities

Under GAAP, all financial instruments must initially be recognized at fair value on the blaance sheet. The Company has classified each financial instrument into the following categories: held-for-trading financial assets and financial liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

Cash and cash equivalents are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

Accounts payable and accrued liabilities and credit facilities (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value at March 31, 2008 and December 31, 2007 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

	(a)	Categories of financial assets and liabilities (continued)

The Company’s credit facilities, as described in Note 5, are comprised of senior secured loans, mortgages and promissory notes and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt or through interest rate swaps. Other than the Mesa Loan, the fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates. The Mesa Loan is unique and the value cannot be reasonably determined due to the potential $3 million principle reduction as described in Note 10.

	(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at March 31, 2008, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

	(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its receivables and the aging of receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At March 31, 2008 less than 1% of the Company’s receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 5, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 16, the Company is in compliance with all financial covenants relating to its financial liabilities as at March 31, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. The foreign currency exposure on these assets is managed through U. S. dollar denominated financing. Based upon the remaining payments at March 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $170,000 impact to net income mitigated by $100,000 impact to accumulated other comprehensive income (“AOCI”). This risk management strategy is unchanged from the prior year.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

(c) Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk (continued)

As disclosed in Note 5, the Company has a secured loan which has variable interest rate based on LIBOR plus 6% and therefore is exposed to an interest rate risk. A 1% increase, on an absolute basis, in the LIBOR rate would result in additional interest expense, on an annual basis, of approximately $140,000. The Company manages this interest rate risk by monitoring the interest rate market for opportunities to convert variable loans to fixed rate loans at comparable rates. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company manages this interest rate risk by monitoring the oil and gas futures market, prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

15.	Subsequent events

(a)

Subsequent to March 31, 2008, the Company received $459,097 from the exercise of 255,807 warrants and 160,000 stock options and issued a further 83,026 common shares upon the exercise of 75,926 options fully paid by debt conversions valued at $105,731 and a long-term debt conversion of $10,000.

(b)

On April 3, 2008, the Company granted 337,400 stock options to Ascenta Capital Partners Inc. exercisable at a price of $2.29 per share in accordance with the Company’s stock option plan. The options expire five years from the date of grant and the options vested 25% on the date of grant and 25% every three months thereafter.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

15.	Subsequent events (continued)

(c)

On May 27, 2008, the Company entered into an engagement letter with Loewen, Ondaatje, McCutcheon Limited (“LOM”) pursuant to which it has engaged LOM and a syndicate of agents formed by LOM, as agents in connection with a proposed private placement of up to 6,315,789 special warrants of the Company at a price of $2.85 per special warrant to raise total gross proceeds of approximately $18 million. Each special warrant will entitle the holder to acquire one common share and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at a price of $3.70 per share until 24 months from the closing date of the offering. The Company intends to use the net proceeds from the offering to repay the Mesa Loan and the balance will be used for working capital purposes. The offering is being undertaken on a fully marketed, commercially reasonable efforts basis by the agents who will be paid a cash commission of 7% of the gross proceeds and will be granted agent’s compensation options to purchase an additional 7% of the number of special warrants sold. The Company will use its best efforts to file a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants. In the event that a decision document is not received for a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants by July 31, 2008, each special warrant will be convertible into 1.1 common shares (in lieu of one common share) and 0.55 warrant (in lieu of one-half warrant). Closing of the offering is scheduled to occur on or about June 20, 2008.

16.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	March 31,	December 31,
	2008	2007
	$	$

Total loans payable including current portion	15,128,168	14,371,682
Shareholders’ equity	2,006,378	2,768,925
Total debt and equity	17,134,546	17,140,607

Debt to equity ratio, end of period	7.5	5.2

Changes from December 31, 2007 relate primarily to changes within shareholders’ equity relating to current period earnings, the exercise of stock options, and the exercise of warrants.

The Company is in compliance with all formal financial covenants as at March 31, 2008.

The Company is currently planning to refinance specific loans payable (Note 5 (a) and (c)). See also Note 15 (c) concerning an engagement letter for a private placement offering that was entered into subsequent to March 31, 2008.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

17.	Comparative figures

The comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period financial statements.